PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011

(Expressed in Canadian dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Pan American Lithium Corp.

We have audited the accompanying consolidated financial statements of Pan American Lithium Corp. which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained based on our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Lithium Corp. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its financial performance and cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
We draw attention to Note 1 to these consolidated financial statements which describes the uncertainty related to Pan American Lithium Corp’s ability to operate as a going concern in the future. Our opinion is not qualified in respect of this matter.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 28, 2012

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	February 29,	February 28,	March 1,
	2012	2011	2010
		(Note 12)	(Note 12)
CURRENT ASSETS
Cash	$537,722	$165,165	$1,637,451
Amounts receivable and prepaid expenses	100,112	69,077	78,650

Total Current Assets	637,834	234,242	1,716,101

MINERAL PROPERTIES (Notes 5 and 7)	4,636,325	4,441,553	3,989,952

TOTAL ASSETS	$5,274,159	$4,675,795	$5,706,053

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (Note 7(c))	$334,623	$396,746	$56,163
Due to related parties (Note 7)	18,195	-	-

Total Current Liabilities	352,818	396,746	56,163

WARRANT LIABILITY (Note 6(e))	58,424	716,552	108,372

Total Liabilities	411,242	1,113,298	164,535

Shareholders’ Equity

Share capital (Note 6)	8,600,055	6,674,338	6,325,884
Contributed surplus	1,391,442	1,118,247	365,637
Share subscriptions received	15,000	-	-
Accumulated other comprehensive loss	(274,792)	(338,549)	-
Deficit	(4,868,788)	(3,891,539)	(1,150,003)

Total Shareholders’ Equity	4,862,917	3,562,497	5,541,518

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,274,159	$4,675,795	$5,706,053

Going Concern (Note 1)
Commitments (Note 8)
Subsequent Events (Note 13)

APPROVED BY THE BOARD OF DIRECTORS ON JUNE 28, 2012:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	For the years ended

	February 29,	February 28,
	2012	2011
		(Note 12)
EXPENSES
Advertising and promotion	$5,880	$34,672
Bank charges	2,920	3,975
Investor communications	440,579	599,172
Management fees (Note 7(a))	523,084	941,697
Office and miscellaneous	62,195	46,464
Professional fees	192,697	209,375
Rent (Note 7(a))	14,461	16,153
Share-based payments (Note 6(d))	128,519	685,315
Stock transfer and filing fees	47,975	35,392
Travel	76,427	55,834
LOSS BEFORE OTHER ITEMS	(1,494,737)	(2,628,049)

OTHER ITEMS
Gain on derivative liability	81,587	132,501
Gain (loss) on warrant liability (Note 6(e))	851,233	(245,988)
Impairment of mineral property (Note 5)	(418,873)	-
Gain on foreign exchange	3,541	-
	517,488	(113,487)
NET LOSS	(977,249)	(2,741,536)
Unrealized gain (loss) on foreign exchange translation	63,757	(338,549)
COMPREHENSIVE LOSS	(913,492)	(3,080,085)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.021)	$(0.079)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	46,399,041	34,861,292

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(Expressed in Canadian Dollars)

					Accumulated
					Other		Total
	Common Shares		Contributed	Subscriptions	Comprehensive		Shareholders’
	Shares	Amount	Surplus	Received	Loss	Deficit	Equity

Balance, March 1, 2010	32,264,362	$6,325,884	$365,637	$-	$-	$(1,150,003)	$5,541,518
Exercise of stock options	225,000	33,750	-	-	-	-	33,750
Exercise of agent warrants	178,708	35,313	-	-	-	-	35,313
Private placement	5,432,873	241,021	105,665	-	-		346,686
Share-based payments	-	-	685,315	-	-	-	685,315
Transfer from contributed surplus on:	-	-	-	-	-	-	-
Stock option exercise	-	28,571	(28,571)	-	-	-	-
Agent warrant exercise	-	9,799	(9,799)	-	-	-	-
Unrealized loss on foreign exchange translation	-			-	(338,549)		(338,549)
Loss for the year	-	-	-	-	-	(2,741,536)	(2,741,536)
Balance, February 28, 2011	38,100,943	6,674,338	1,118,247	-	(338,549)	(3,891,539)	3,562,497

Issued in exchange for services	1,303,892	116,710	-	-	-	-	116,710
Private placements	15,598,757	1,809,007	16,901	-	-	-	1,825,908
Share-based payments		-	256,294	-	-	-	256,294
Unrealized gain on foreign exchange translation		-	-	-	63,757	-	63,757
Subscriptions received				15,000			15,000
Loss for the year		-	-	-	-	(977,249)	(977,249)
Balance, February 29, 2012	55,003,592	$8,600,055	$1,391,442	$15,000	$(274,792)	$(4,868,788)	$4,862,917

The accompanying notes are an integral part of these consolidated financial statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	For the years ended
	February 29,	February 28,
	2012	2011
		(Note 12)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	$(977,249)	$(2,741,536)
Operating items not involving cash:
Impairment of mineral property	418,873	-
Gain on derivative liability	(81,587)	(132,501)
Loss (gain) on warrant liability	(851,233)	245,988
Non-cash investor communications expense	74,700	-
Share -based payments	128,519	685,315
	(1,287,977)	(1,942,734)
Changes in working capital items:
Amounts receivable	(15,287)	(29,370)
Prepaid expenses	(15,748)	38,943
Accounts payable and accrued liabilities	91,245	408,615
Due to related parties	18,195	-

	(1,209,572)	(1,524,546)
FINANCING ACTIVITIES
Share issue costs	(83,491)	(97,578)
Proceeds from subscriptions received	15,000	-
Proceeds from issuance of shares	2,102,504	883,994
	2,034,013	786,416
INVESTING ACTIVITIES
Deferred exploration expenditures	(430,298)	(691,522)
	(430,298)	(691,522)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(21,586)	(42,634)
CHANGE IN CASH	372,557	(1,472,286)
CASH, BEGINNING OF YEAR	165,165	1,637,451
CASH, END OF YEAR	$537,722	$165,165

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$-	$-
Taxes paid	$-	$-
NON-CASH FINANCING AND INVESTING ITEMS
Warrants issued to agent	$16,901	$105,665
Shares issued for exploration expenditure	$42,010	$-

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Pan American Lithium Corp., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol PL. The address of the Company’s corporate office and its principal place of business is 3040 N . Campbell Avenue, Tucson, AZ, United States.

Pan American Lithium Corp. (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At February 29, 2012, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to February 29, 2012, the Company incurred losses of $4,868,788 since inception and does not have sufficient working capital as at February 29, 2012 to meet its expected obligations over the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern . The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	BASIS OF PRESENTATION

	a)	Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First- time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles. Note 12 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at March 1, 2010 and February 28, 2011 and the statements of operations and comprehensive loss and cash flows for the year ended February 28, 2011.

	b)	Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 12.

These consolidated financial statements are prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 5) which owns mineral interests located in Chile. All inter- company transaction and balances have been eliminated upon consolidation.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION - continued

	c)	Use of estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, exploration assets, asset retirement obligations, deferred income tax asset valuations, and fair value measurements for financial instruments and share-based payments and other equity- based payments. Actual results could differ from those estimates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	b)	Mineral properties

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property exploration costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

All expenditures related to the cost of exploration and evaluation of mineral properties including acquisition costs for interests in mineral claims are classified and capitalized as intangible assets until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

	c)	Impairment of non-financial assets

Mineral property exploration interests are regularly tested for recoverability or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment of a mineral property exploration interests is generally considered to have occurred if one of the following factors are present: the rights to explore have expired or are near to expiry with no expectation of renewal, no further substantive expenditures and planned, exploration and evaluation work is discontinued in an area for which commercially viable quantities have not been discovered, indications in an area with development likely to proceed that the carrying amount is unlikely to be recovered in full by development or by sale.

The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Value in use is determined using discounted estimated future cash flows of the relevant asset. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are cash-generating units.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration .

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	d)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probably that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

	e)	Warrant liability

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are considered a derivative and recorded as a liability carried at fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations and comprehensive income (loss) .

	f)	Income taxes

Current income taxes:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company and its subsidiaries operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

Any premium received by the Company on the issuance of flow- through shares is initially recorded as a liability (“flow- through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	g)	Share-based payments

The Company operates an incentive stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of share-based payments is charged to the statement of comprehensive income (loss) with a corresponding credit recorded to contributed surplus. The fair value of options is determined using a Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

The Black- Scholes model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

All equity-settled share- based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with the consideration paid.

	h)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

	i)	Financial instruments

The Company's financial instruments include cash, accounts payable, due to related parties and warrant liability. The warrant liability consists of warrants issued with exercise prices denominated in Canadian dollars. The Company considers the share purchase warrants issued in Canadian dollars a derivative liability as the Company will have a variable amount of cash in U.S. dollars, its functional currency. The Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised.

The Company classifies financial assets and liabilities as fair value through profit or loss (“FVTPL”), available-for -sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Warrant liability is classified as FVTPL with fair value determined using the Black- Scholes valuation model. The Company classified its cash as FVTPL and accounts payable and due to related parties as other financial liabilities.

Transaction costs incurred with FVTPL financial instruments are expensed as incurred. Transaction costs incurred with amortized cost financial assets and other financial liabilities are included in the initial carrying amount.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value are included in net income (loss) in the period they occur .

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	k)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar and the functional currency of the Company and all of its subsidiaries is the United States Dollar .

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Assets and liabilities are translated to the Canadian dollar at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

	l)	Share capital

The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in Canadian dollars on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes option pricing model. Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

4.	NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

a)        New accounting standards effective March 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

b)        New accounting standards effective March 1, 2013:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING PRONOUNCEMENTS - continued

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non- consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

c)        New accounting standards effective March 1, 2015:

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES

	February 29,	February 28,
	2012	2011

Salico Lithium/Potassium Properties, Atacama Region III, Chile

Acquisition cost	$-	$-
Assay reports	-	11,668
Claims expense	-	71,575
Site maintenance	412,389	489,415
Technical report	5,653	24,769
Hydrology	79,583	-
Mapping	536	-
Trenching	18,398	-
Change in foreign exchange	67,974	(272,762)
	584,533	324,665
Balance, beginning of the period	4,051,792	3,727,127
Balance, end of period	$4,636,325	$4,051,792

Cerro Prieto Lithium/Potassium Property, Mexico

Acquisition cost	$-	$-
Site maintenance	11,743	150,089
Impairment of mineral property	(418,873)
Change in foreign exchange	17,369	(23,153)
	(389,761)	126,936
Balance, beginning of the period	389,761	262,825
Balance, end of period	$-	$389,761

Total Mineral Properties	$4,636,325	$4,441,553

Chilean Lithium/Potassium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium/potassium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares with a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also agreed to pay US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company has agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES - continued

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium, potassium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium/Potassium Property

The Company entered into a Share Option Agreement (the “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

i.	The closing date is changed from June 30, 2010 to October 31, 2011 (subsequently amended to April 30, 2012); and

ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

vii.	The monthly obligated payment is reduced from $25,000 to $1,000.

On May 3, 2012 the Company announced that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation, had lapsed and the parties have not signed an agreement to extend the closing date. As a result, the Company has written off all capitalized property costs as of February 29, 2012 and recorded an impairment loss of $418,873.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL

	a)	Authorized
Unlimited common shares and preferred shares without par value.

	b)	Issued and outstanding – see Statement of Changes in Shareholders’ Equity

The details for the common share issuances during the year ended February 29, 2012 are as follows:

i)	The Company issued 953,810 shares of common stock with a fair value of $74,700 to an investor relations consultant for services rendered.

ii)

On June 16, 2011 the Company completed a non- brokered private placement of 4,076,667 “Units” at $0.15 per Unit for gross proceeds of $611,500. Each Unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. The proceeds of $0.15 per Unit were allocated based on fair value as follows: $0.102 to share capital and $0 .048 to warrant liability. In connection with the offering, the Company paid a cash finder’s fee of $40,150, incurred share issuance cost of $6,144, and issued 267,666 agent warrants. Each agent warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per Common Share until June 16, 2013. The agent warrants were valued at $16,901 based on the Black-Scholes model using the following assumptions: volatility – 122%, expected life of option – 2 years, dividends – 0%, and risk free rate of 1.45%.

iii)

On September 15, 2011, the Company closed a private placement with POSCO Canada Ltd. ("POSCAN") and issued 10,522,090 common shares to POSCAN at the price of $0.136 per common share, resulting in gross proceeds to the Company of $1,431,004.

iv)	On October 11, 2011 the Company issued 350,082 shares to a consultant for exploration work performed in Chile and valued the services at $42,010.

v)

On January 16, 2012, the Company issued 1,000,000 shares of the Company’s common stock in a non-brokered private placement to the Company’s President and CEO, Andrew Brodkey at $0.06 per share for gross proceeds of $60,000.

vi)	The Company incurred $37,196 in legal fees related to the private placements above which has been recorded as share issuance cost.

The details for the common share issuances during the year ended February 28, 2011 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants liability. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $87,910, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had common shares of 3,990,000 held in escrow at February 28, 2009. Under the escrow agreement, 10% of the shares will be released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

DATE	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at February 29, 2012, 598,500 shares remain in escrow.

d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares of the Company. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of February 29, 2012 and February 28, 2011 and changes during the periods then ended is presented below:

	February 29, 2012		February 28, 2011
	Options	Weighted Average	Options	Weighted Average
	Outstanding	Exercise Price	Outstanding	Exercise Price

Opening balance	2,650,000	$0.40	1,775,000	$0.34
Granted	2,125,000	$0.15	1,900,000	$0.53
Exercised	-	-	(225,000)	$0.15
Forfeited	-	-	(800,000)	$0.39
Ending balance	4,775,000	$0.29	2,650,000	$0.40

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	d)	Stock options - continued

The Company had the following share purchase options outstanding and exercisable:

February 29, 2012
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	351,200	$0.55	April 21, 2015
200,000	200,000	$0.55	April 9, 2020
98,800	98,800	$0.55	April 21, 2020
950,000	950,000	$0.30	May 26, 2020
2,125,000	1,062,500	$0.15	September 22, 2021

4,775,000	3,712,500

The weighted average contract life remaining on the above options is 7.19 years (February 28, 2011 – 6.28 years).

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used:

	February 29,	February 28,
	2012	2011

Risk free interest rate	2.13%	3.04%
Expected dividend yield	-	-
Expected stock price volatility	147%	144%
Expected life of options	10 years	7.6 years

The weighted average fair value of the options granted during the period was $0.12 (2011 - $0.25) .

The Company granted 2,125,000 options to directors, officers, and consultants during the year ended February 29, 2012. Total share-based payment for the year ended February 29, 2012 was $256,294 (2011 - $685,315) of which $128,519 was expensed to operations and $127,775 was recorded against accrued liabilities for options granted to directors, officers, and consultants of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

e)	Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$0.20
Less: expired	-
Balance, February 28, 2011	11,678,739	$0.37

Warrants granted with private placement	4,076,667	$0.25
Agent’s warrants granted	267,666	$0.25

Less: expired	(5,716,299)	$0.50
Balance, February 29, 2012	10,306,773	$0.25

During the year ended February 29, 2012, an aggregate of 4,344,333 warrants were issued at a price of $0.25 and 5,716,299 warrants had expired. No warrants were exercised.

As at February 29, 2012, the warrant liability was $58,424 (2011 - $716,552). The fair value of the warrant liability was determined using the Black-Scholes valuation model. During the year ended February 29, 2012, a gain on warrant liability of $851,233 (2011 – loss of $245,988) was recorded. As at February 29, 2012 and 2011, the intrinsic value of the warrant liability was $nil.

The fair values of the warrants have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2012	2011

Risk free interest rate	1.00%	0.63%
Expected dividend yield	-	-
Expected stock price volatility	108%	110%
Expected life of options	0.90 years	0.92 years

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

e)	Warrants

Details of share purchase warrants outstanding as of February 29, 2012 and February 28, 2011 are:

Number of Warrants Outstanding and
Exercisable
February		Exercise Price
29,2012	February 28, 2011	per Share	Expiry Date

-	33,370	$0.15	July 24, 2011
-	758,530	$0.50	June 4, 2011
-	4,924,399	$0.50	June 4, 2011
349,800	349,800	$0.25	September 29, 2012
3,532,397	3,532,397	$0.25	September 29, 2012
1,900,476	1,900,476	$0.25	October 4, 2012
179,767	179,767	$0.25	October 4, 2012
4,076,667	-	$0.25	June 16, 2013
267,666	-	$0.25	June 16, 2013
10,306,773	11,678,739

7.	RELATED PARTY TRANSACTIONS AND BALANCES

As of February 29, 2012 and February 28, 2011 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties.

The compensation costs for key management personnel for the year ended February 29, 2012 and February 28, 2011 are as follows:

	February 29,	February 28,
	2012	2011
Salaries and benefits	$335,011	$343,468
Share-based payments	110,542	370,701
	$445,553	$714,169

Other related party transactions:

a)

Management fees and rent of $32,061 and $14,461 (February 28, 2011 - $30,756 and $16,153) were incurred to a company in which a director and officer is general manager and a balance of $18,401 was owing to this party as at February 29, 2012 (February 28, 2011: $Nil).

b)	Deferred exploration costs of $23,543 (February 28, 2011 - $34,735) were incurred to a company with one director and two officers in common.

c)	As at February 28, 2011, accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

	d)	An officer and director of the Company purchased 1,000,000 shares of the Company’s common stock at $0.06 per share for gross proceeds of $60,000 – note 6 b) v).

8.	COMMITMENTS

a)

Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of February 28, 2011, 975,000 of these options have not been issued, as a result $183,747 was recorded in accrued liability. During the year ended February 29, 2012, and the 975,000 stock options were granted and the accrued liability was derecognized. The Company recognized a gain on derivative liability of $98,972.

b)

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, 350,000 of the options have not been delivered. As at February 29, 2012, the Company re-measured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $8,452 and reduced the corresponding accrued liability. As of February 29, 2012, the Company has included $4,022 in accrued liabilities for these unissued stock options.

c)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims (Pedernales) covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than June 30, 2012. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million. On May 3, 2012, the Company closed this agreement with Gareste and issued the 2,000,000 common shares. (Note 13).

d)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. The closing date shall be no later than June 30, 2012. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. On May 3, 2012, the Company closed this agreement with Gareste and issued the first 200,000 shares of common shares (Note 13).

e)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. The closing date shall be no later than June 30, 2012. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. The joint venture with Gareste at Llanta has not been closed and will lapse on June 30, 2012.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

8.	COMMITMENTS - continued

f)

On September 22, 2011, the Company entered into a debt settlement agreement with three vendors to settle accounts payable of $200,365 through the issuance of 1,335,768 common shares. As at February 29, 2012, the common shares have not been issued pending approval of the TSX Venture Exchange.

g)

On August 26, 2011 the Company engaged a consultant to provide news media relations services for a period of six months beginning September 1, 2011 for US$10,000 per month. This agreement was renewed on February 23, 2012 for an additional period of 6 months with the same terms.

h)

On November 10, 2011, the Company engaged Zone Capital Partners, LLC (“Zone Capital”) to provide financial consulting services for a period of six months in exchange for compensation of $5,000 per month and issuance of 300,000 3-year warrants subject to TSXV approval . On February 22, 2012, the Company amended the agreement to remove the warrants to be issued and increase the monthly fee from $5,000 per month to $10,000, payable in shares. In addition, the term of the agreement has been amended from a period of six months to 12 months effective from November 10, 2011. As at February 29, 2012, the Company included $40,000 in accrued liabilities.

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers all components of shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash .

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, due to related parties, and warrant liability.

The following table summarizes information regarding the carrying and fair values of the Company’s financial instruments:

	February 29, 2012		February 28, 2011
	Fair Value	Carrying	Fair Value	Carrying
		Value		Value
FVTPL asset (i)	$537,722	$537,722	$165,165	$165,165
FVTPL liability (ii)	58,424	58,424	716,552	716,552
Other financial liabilities (iii)	352,818	352,818	396,746	396,746

i)	Cash
ii)	Warrant liability
iii)	Accounts payable and amounts due to related parties

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market date.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS - continued

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2012
Cash	$537,722	-	-	537,722
Derivative liability	-	4,022	-	4,022
Warrant liability	-	58,424	-	58,424

The Company believes the recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates.

Credit Risk

The Company is not exposed to significant credit risk. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. As at February 29, 2012, with other variables unchanged, a 1% change in the value of the US Dollar against the Canadian Dollar would have an impact of $45,513 on the comprehensive loss.

Interest Rate Risk

The Company is not exposed to significant interest rate risk.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

11.	INCOME TAXES

The following table reconciles the amount of income taxes recoverable on application of the combined statutory Canadian federal and provincial income tax rates.

	2012	2011

Combined statutory tax rate	26.25%	28.18%

Income tax recovery at combined statutory rate	$(256,568)	$(772,565)
Permanent differences	(260,326)	258,266
Reduction in tax rates	23,352	53,901
Unrecognized deferred tax assets	493,542	460,398

Deferred income tax recovery	$-	$-

Significant components of the Company’s deferred income tax assets are shown below:

	2012	2011

Non -capital loss carry forwards	$1,168,263	$687,217
Eligible capital expenditures	183	180
Share issuance costs	85,988	101,495
Mineral properties	94,101	66,100
Deferred income tax asset	1,348,535	854,992
Unrecognized deferred tax asset	(1,348,535)	(854,992)
Deferred income tax assets	$-	$-

As of February 29, 2012 the company had approximately $4,673,000 (February 28, 2011: $2,749,000) of non-capital loss carry forwards available to reduce the taxable income for future years. The non-capital losses expire as follows:

2027	$22,000
2028	72,000
2029	69,000
2030	858,000
2031	1,728,000
2032	1,924,000
$4,673,000

The company also has certain allowances with respect to resource development and exploration costs of approximately $264,000, which, subject to certain restrictions, are available to be offset against deferred taxable income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS - continued

a)   Transition to IFRS

The Company has adopted IFRS effective March 1, 2011 with a transition date of March 1, 2010 (“Transition Date”). Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual financial statements for the year ended February 28, 2011, and the opening financial position as at March 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1, First-Time Adoption of International Financial Reporting Standards.

b)   Initial elections upon adoption

The Company adopted IFRS in accordance with IFRS 1 which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

(i)

Share-based payments – The Company elected under IFRS 1 to apply IFRS 2, Share-Based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

(ii)

Business combinations – The Company elected under IFRS 1 to not to apply IFRS 3, Business Combinations retrospectively to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

(iii)

Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the Transition Date.

(iv)

Foreign currency translation - The Company has elected to deem all foreign currency translation differences that arose prior to the Transition Date in respect of all foreign operations to be nil at the date of transition

c)   Reconciliation between Canadian GAAP and IFRS

In preparing the Company’s first annual financial statement in accordance with IFRS, management noted that adjustments related to flow-through shares, share based payments, and warrant liability were necessary to be made by the Company previously in its financial statements prepared in accordance with Canadian GAAP.

Flow-through shares

Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a flow-through share related liabilities which is reversed into the statement of loss within other income when the eligible expenditures are incurred. The amount recognized as flow-through share related liabilities represents the difference between the fair value of the common shares and the amount the investor pays for the flow-through shares.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS

c)    Reconciliation between Canadian GAAP and IFRS - continued

The cumulative premium and renunciation adjustment as at March 1, 2010 related to flow-through shares issued before March 1, 2010 is $37,562. As at February 28, 2011 no additional cumulative premium and renunciation adjustment were identified under IFRS.

Share-based payments

The Company adjusted the share-based payment expense relating to performance based share options held by non-employees of the Company due to a change in measurement date under IFRS. As a result, an adjustment of $32,552 was required on the application of IFRS 2 at the transition date and an adjustment of $126,457 was required for the year ended February 28, 2011.

Warrant liability

The Company’s functional currency is the U.S. Dollar and it has issued and outstanding warrants that have an exercise price denominated in Canadian Dollars. For IFRS purposes, all the Company’s warrants are classified and accounted for as derivatives and are recorded as liabilities carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations and comprehensive loss. The cumulative adjustment as at March 1, 2010 related to the warrant liabilities was an increase in warrant liabilities of $108,372, and a corresponding decrease of $659,630 and $551,258 to contributed surplus and deficit, respectably. For the year ended February 28, 2011, the adjustment related to warrant liabilities was an increase in warrant liabilities of $608,180, a loss on warrant liabilities of $245,988, and a corresponding decrease in contributed surplus of $362,192.

The February 28, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	February 28,
	2011	Effect of	February 28,
	Canadian	IFRS	2011
	GAAP	Transition	IFRS

Total Assets	$4,675,795	$-	$4,675,795

Total Liabilities	$396,746	$716,552	$1,113,298

Shareholders’ Equity
Share capital	6,636,776	37,562	6,674,338
Contributed surplus	1,981,060	(862,813)	1,118,247
Accumulated other comprehensive income	(338,549)	-	(338,549)
Deficit	(4,000,238)	108,699	(3,891,539)

Total Shareholders' Equity	4,279,049	(716,552)	3,562,497

Total Liabilities and Shareholders' Equity	$4,675,795	$-	$4,675,795

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS - continued

The March 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	March 1, 2010	IFRS	March 1, 2010
	Canadian GAAP	Transition	IFRS

Total Assets	$5,706,053	$-	$5,706,053

Total Liabilities	$56,163	$108,372	$164,535

Shareholders’ Equity

Share capital	6,288,322	37,562	6,325,884

Contributed surplus	992,715	(627,078)	365,637

Deficit	(1,631,147)	481,144	(1,150,003)

Total Shareholders' Equity	5,649,890	(108,372)	5,541,518

Total Liabilities and Shareholders' Equity	$5,706,063	$-	$5,706,053

The February 28, 2011 Canadian GAAP statement of operations and comprehensive loss has been reconciled to IFRS as follows

	Year ended	Effect of	Year ended
	February 28, 2011	IFRS	February 28, 2011
	Canadian GAAP	Transition	IFRS

Revenue	$-	$-	$-

Total Expenses	2,501,592	126,457	2,628,049

Total other items	(132,501)	245,988	113,487

Net loss and comprehensive loss	$2,369,091	$372,445	$2,741,536

There is no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

13	SUBSEQUENT EVENTS

	a)	On March 26, 2012, the Company issued 46,190 common shares to a consultant for services valued at $2,448.

	b)	On March 28, 2012, the Company issued 500,000 common shares in a non- brokered private placement at $0.07 per share for proceeds of $35,000.

c)

On May 3, 2012, the Company closed a definitive purchase agreement whereby the Company acquired mineral concessions totaling 4,200 hectares and other rights at the Salar de Pedernales, Chile. In connection with closing, the Company issued 2 million shares to Gareste and granted a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. (Note 8c).

d)

On May 3, 2012 the Company entered into a joint venture agreement with Gareste at the Salar de Maricunga for concessions totaling 1,220 hectares along with other rights. The earn -in/joint venture agreement for Maricunga calls for the Company to perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project, as set forth in the following table:

MILESTONE	CASH PAYMENT US $	COMMON SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from May 3, 2012	100,000	100,000
Two years from May 3, 2012	100,000	100,000
Three years from May 3, 2012	100,000	100,000
Delivery of scoping study		100,000	10%
Delivery of pre-feasibility study ("PFS")		100,000	20%
180 days after Delivery of PFS	100,000
Delivery of bankable feasibility study ("BFS")		300,000	40%
180 days after Delivery of BFS	100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	1,000,000	1,000,000	10%
Totals	1,500,000	2,000,000	80%

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first four cash payments and issuing common shares as set out in the preceding table. The Company has the right to terminate the earn-in at any time at its sole discretion. The Company can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 10% of the project by providing Gareste with the funds to complete construction. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. All common shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws.